Exhibit 1

Gentium S.p.A.

Share Capital Euro 15,074,133

Registered office in Villa Guardia (Como), Piazza XX Settembre no. 2

Registration number with the Register of Enterprises of Como no. 240386

Tax code and VAT number no. 02098100130

CALL OF THE SHAREHOLDERS’ MEETING

The shareholders of Gentium S.p.A. (hereinafter, the “Company”) are invited to attend the next Shareholders’ meeting of the Company, to be held at the Company’s registered offices at Piazza XX Settembre 2, Villa Guardia (CO), Italy, on April 29, 2013 at 3:00 PM Italian time, in first call, and, if necessary, on May 10, 2013, at the same place and time, in second call, in order to discuss and resolve upon the following:

Agenda

1.	Approval of financial statements of the Company as of December 31st, 2012 and related documents and allocation of the annual net income.

2.	Set the number of members of the Board of Directors and elect members of the Board of Directors of the Company for the fiscal year 2013 term.

3.	Approval director compensation for the above mentioned term.

4.
Approval of the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor for fiscal year 2013 with respect to the Company’s U.S. GAAP financial statements and its compensation and as the Company’s independent auditor, for the three year period 2013/2015 with respect to the Company’s Italian GAAP Financial Statements and approval of its relevant compensation.

The documents relating to the Shareholders’ Meeting will be available at the registered office of the Company within the terms of law.

Villa Guardia (Como), March 27, 2013

The Chairperson of the Board of Directors

/s/ Dr. Khalid Islam